UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

1-14068

CUSIP NUMBER

817316 10 2

817316 11 0

817316 12 8

(Check One):

X Form 10-K and Form 10-KSB Form 20-F Form 11-K

Form 10-Q and Form 10-QSB Form N-SAR

For Period Ended: December 31, 1999

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: SEPRAGEN CORPORATION

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 30689 Huntwood Drive, Hayward, California 94544

PART II-RULES 12B-25(B) AND(C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, 10Q-SB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to reduced staff and resources, Registrant was unable to complete all accounting and due diligence work for the Report.

Part IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Vinit Saxena (510) 476-0650

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s): Yes X No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached.

SEPRAGEN CORPORATION

(Name of Registrant specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 3/31/00 By: /s/Vinit Saxena

Vinit Saxena

President and CEO

The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S. C. 1001).

DRAFT 3/31/00

SEPRAGEN CORPORATION

BALANCE SHEET

ASSETS

	December 31,
	1999	1998
Current assets:
Cash and cash equivalents	$358,233	$41,136
Accounts receivable, less allowance for doubtful accounts	399,017	527,845
Inventories	260,536	445,392
Prepaid expenses and other	14,511	32,011
Total current assets	1,032,297	1,046,384

Furniture and equipment, net	103,012	179,258
Intangible assets, net	70,209	95,187
	1,205,518	1,320,829
LIABILITIES AND DEFICIT IN SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$ 530,408	$ 965,678
Customer Deposit	-	40,797
Notes payable, including $375,000 from shareholders	425,000	235,000
Accrued payroll and benefits	152,681	156,063
Accrued liabilities	130,352	96,623
Interest payable	67,309	-
Total current liabilities	1,305,750	1,537,205
Preferred stock, no par value--5,000,000 shares authorized; and 210,404 and 175,439 series A convertible, preferred issued and outstanding	600,000	500,000
Commitments:
Class E common stock, no par value--1,600,000 shares authorized; 1,209,894 shares issued and outstanding; redeemable at $.01 per share	-	--
Deficit in Shareholders' equity:
Class A common stock, no par value--20,000,000 shares authorized; 5,412,562 and 4,057,216 shares issued and outstanding	10,685,091	9,752,226
Class B common stock, no par value--2,600,000 shares authorized; 701,177 shares issued and outstanding	4,065,618	4,065,618
Additional paid in capital	202,220	202,220
Accumulated deficit	(15,653,161)	(14,736,440)
Total shareholders' deficit	(100,232)	(716,376)
	$ 1,205,518	$1,320,829

DRAFT 3/31/98

SEPRAGEN CORPORATION

STATEMENTS OF OPERATIONS

for the years ended December 31, 1999 and 1998

	For the Years Ended December 31,
	1999	1998
Revenues:
Net sales	$ 1,689,932	$ 1,987,086
Costs and expenses:
Cost of goods sold	868,214	915,219
Selling, general, and administrative	1,114,408	1,218,808
Research and development	599,667	756,122
Total costs and expenses	2,582,289	2,890,149
Loss from operations	(892,457)	(903,063)
Interest expense	(24,265)	(303,277)
Net loss	$(916,722)	$(1,206,340)
Loss per common share, basic and diluted	$(0.19)	$(0.41)
Weighted average common shares outstanding	4,919,783	2,935,679

DRAFT 3/31/00

The following table is included as an aid to understanding the Company's operating results. The table sets forth the percentages which each item bears to revenues and the percentage change in dollar amounts from year to year.

	Percentage Relationship to Revenues		Year to Year Percentage Increase (Decrease)
	Percent of Revenues	Percent of Revenues	Year Ended	Year Ended
Account Name	1999	1998	1999	1998
Revenues	100%	100%	(15)%	23%
Cost and Expenses
Cost of goods sold	51%	46%	5%	3%
Selling, general and administrative	66%	61%	(9)%	(19)%
Research and development	35%	38%	(21)%	(12)%
Total costs and expenses	152%	145%	(11)%	(11)%
Loss from operations	(101)%	(45)%	(1)%	(45)%
Interest income and other, net	(1)%	(15)%	(92)%	2939%

Net loss	(54)%	(61)%	(24)%	(27)%